Exhibit 12-B

              Chrysler Corporation and Consolidated Subsidiaries
             Computations of Ratios of Earnings to Fixed Charges
                  and Preferred Stock Dividend Requirements
                            (dollars in millions)

                                               Three Months Ended
                                                   March 31,
                                               ------------------
                                               1997          1996
                                               ----          ----
                                                   (unaudited)



Net earnings before extraordinary item
 and cumulative effect of changes in
 accounting principles                       $1,029            $1,005
 Add back:
  Taxes on income                               675               665
  Fixed charges                                 328               350
  Amortization of previously capitalized
   interest                                      28                28
 Deduct:
  Capitalized interest                           48                36
  Undistributed earnings from less
   than fifty percent owned affiliates            2                 4
                                             ------            ------
Earnings available for fixed charges         $2,010            $2,008
                                             ======            ======

Fixed charges:
 Interest expense                            $  234            $  272
 Capitalized interest                            48                36
 Credit line commitment fees                      2                 3
 Interest portion of rent expense                44                39
 Gross-up of preferred stock dividends
  of majority-owned subsidiaries (CFC)
  to a pre-tax basis                             --                --
                                             ------            ------
Total fixed charges                          $  328            $  350
                                             ======            ======

Ratio of earnings to fixed charges             6.13              5.74
                                             ======            ======


Preferred stock dividend requirements             1                 2
                                             ======            ======

Ratio of earnings to fixed charges and
 preferred stock dividend requirements         6.11              5.70
                                             ======            ======

Equity taken up in earnings of less than
 fifty-percent owned affiliates              $    2            $    4
Deduct - Dividends paid by affiliates            --                --
                                             ------            ------
Undistributed earnings from less than
 fifty-percent owned affiliates              $    2            $    4
                                             ======            ======



The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed charges. The ratio of earnings to fixed charges and preferred stock dividend requirements is computed by dividing earnings for fixed charges by the sum of total fixed charges and preferred stock dividend requirements.


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